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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                           Uranium Power Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   917022105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


             Theresa M. Mehringer, Esq., c/o Smith McCullough, P.C.
     4643 S. Ulster Street, Suite 900, Denver, Colorado 80237 (303) 221-6000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    12/31/99
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 917022105


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

       Thornton J. Donaldson
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       PF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            100,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             297,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             100,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       297,000
                  --------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        397,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)   [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

                  Common Stock, $.001 par value per share
                  Uranium Power Corporation
                  206 - 475 Howe Street
                  Vancouver, British Columbia
                  Canada  V6C  2B3

Item 2.  Identity and Background

         (a)      The Reporting Person is Thornton J. Donaldson.

         (b)      The business address of the Reporting Person is:
                  206 - 475 Howe Street
                  Vancouver, British Columbia
                  Canada  V6C  2B3

         (c) Thornton J. Donaldson is President and Director of Uranium Power Corporation business address is the same as listed in
                  Item 2(b)).

         (d)      During the last five years,  the Reporting Person has not been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)      Thornton J. Donaldson is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

                  The Reporting Person acquired 300,000 shares of the Issuer in exchange for the Reporting Person's share of the Athabasca Uranium Syndicate, which was acquired by the Issuer on April 13, 1998. The Reporting Person purchased his share of the Athabasca Uranium Syndicate with personal funds.

Item 4   Purpose of Transaction

                  The Reporting Person received his shares of the Issuer as a result of the Issuer's acquisition of his interests in the Athabasca Uranium Syndicate

                  As President and a Director of the Issuer, the Reporting Person may be involved in a decision to issue more shares of the Issuer's Common Stock to raise additional funds for the Issuer.

Item 5   Interest in the Securities of the Issuer

         (a) The Reporting Person directly owns 100,000 shares and indirectly owns 297,000 shares, resulting in beneficial ownership by the Reporting Person of an aggregate of 397,000 shares, representing approximately 5.7% of the Issuer's outstanding common stock as of December 20, 1999.

         (b) The Reporting Person has the sole power to vote, direct the vote of, dispose of and direct the disposition of 100,000 shares of common stock. The Reporting Person has the power to vote, direct the vote of, dispose of and direct the disposition of 275,000 shares, which are owned by United Corporate Advisors, Ltd., of which the Reporting Person is the President, a Director and a shareholder. The Reporting Person's spouse owns 22,000 shares and has the power to vote, direct the vote of, dispose of and direct the disposition of the shares.

         (c) No transactions in the Issuer's common stock have been effected in the last 60 days by the reporting Person.

         (d) No other person has rights with respect to the securities beneficially owned by the Reporting Person.

         (e)      Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

                  None

Item 7.  Material to be Filed as Exhibits

                  None

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:   February 7, 2000

                                                  /s/Thornton J. Donaldson
                                                  ------------------------------
                                                  Thornton J. Donaldson



























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